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Exhibit 99.1

Laan Copes van Cattenburch 52 The Hague The Netherlands, 2585 GB

To:	Shareholders of Yandex N.V.
From:	Board of Directors
Date:	April 27, 2012

Notice of Annual General Meeting of Shareholders of Yandex N.V.

        We hereby inform you that Yandex N.V. (the "Company") will hold its Annual General Meeting of Shareholders ("AGM") on Tuesday, May 15, 2012, beginning at 10.00 local time at the Grand Hotel Amrath Amsterdam, Prins Hendrikkade 108, 1011 AK Amsterdam, The Netherlands.

        Enclosed with this notice you will find the Agenda for the AGM, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

        The following agenda items are scheduled for the AGM:

  1.
  Introductory remarks

  2.
  Approval of 2011 annual statutory accounts of the Company

  3.
  Addition of 2011 profits of the Company to retained earnings

  4.
  Discharge of the directors for their management during the past financial year

  5.
  Re-appointment of John Boynton and Esther Dyson as non-executive members of the Board

  6.
  Cancellation of outstanding Class C Shares

  7.
  Amendment of the Company's Articles of Association to reduce the number of authorized shares

  8.
  Amendment of the Company's Equity Incentive Plan

  9.
  Appointment of the external auditor of the Company

  10.
  General authorization of the Board to issue ordinary shares and preferences shares and exclude pre-emption rights

  11.
  General authorization of the Board to acquire shares in the Company

  12.
  Confirmation that the AGM will not make use of its authority to designate any other persons to represent the Company in case of conflicts of interest

  13.
  Any other business

        Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a copy of our Annual Report on Form 20-F, are available on our website at http://company.yandex.com/investor_relations and at the Company's offices (Laan Copes van Cattenburch 52, The Hague, the Netherlands 2585 GB). Copies can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru. The deed of amendment of the Articles of Association and the Company's audited statutory accounts, which are prepared in accordance with IFRS solely to comply with Dutch law, are available for inspection by shareholders at the Company's offices at the above address; copies may be requested from Investor Relations.

        On April 17, 2012 the total number of Class A Shares outstanding was 172,380,227, with a total of 172,380,227 voting rights; and the total number of Class B Shares was 153,413,848, with a total of 1,534,138,480 voting rights. Each Class A share carries one vote; each Class B shares carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

        The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on April 17, 2012, after processing of all settlements as of this date (the "Record Date"), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company's transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

        If you would like to attend the AGM and your Class A shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

        Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet, by telephone or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in "street name", meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

        Many brokers are subject to New York Stock Exchange ("NYSE") rules. The NYSE rules direct that, if you are the beneficial owner of shares held in "street name" by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to "discretionary" items but will not be permitted to vote the shares with respect to "non-discretionary" items (those shares are treated as "broker non-votes"). The election of directors is not considered a discretionary item. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors. We urge you to provide voting instructions to your broker so that your votes may be counted.

        Proposal 7 (amendment of Articles of Association) requires the affirmative vote of the holders of two-thirds of the votes cast on the matter. All other matters require the affirmative vote of the holders of an absolute majority of the votes cast. However, if less than 50% of the issued share capital is present or represented by proxy at the AGM, proposals 6 (cancellation of C shares) and 11 (exclusion of pre-emptive rights) will also require the affirmative vote of the holders of two-thirds of the votes cast on the matter. Under our Articles of Association, blank or invalid votes count towards establishing a quorum, but do not count for voting purposes.

The Hague, April 27, 2012	The Board of Directors

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  Exhibit 99.1